Exhibit I.A.(5)(n)

Royal Tandem Life Insurance Company	New York, New York

Underwriting Class Endorsement

This endorsement modifies certain provisions of the basic policy if the proposed insured does not qualify in a standard underwriting class. Under this endorsement, unscheduled premium payments are only permitted at the time of application and the Variable Reduced Paid-Up Insurance option replaces both the Variable Extended Term Insurance option and the Fixed Extended Term Insurance option. In addition to the changes below, all references to extended term insurance options in this policy are deleted.

Unscheduled Premium Payments

The Unscheduled Premium Payments provision in this policy is deleted and replaced by the following:

Unscheduled premium payments may only be made with the application. The amount of the unscheduled premium payment is shown in Policy Schedule 1.

As of the date we receive and accept the unscheduled premium payment the Variable Insurance Amount and deferred policy loading will reflect this payment.

How to Reinstate This Policy

The How to Reinstate This Policy provision in this policy is modified by replacing item (6) by the following:

(6)    We add to (5) any overdue premiums for optional benefits and extra premiums charged for extra mortality risk (plus interest at the rate shown in Policy Schedule 2 to the effective date of reinstatement) in effect on the date this policy was continued as variable reduced paid-up insurance.

Investment Premium

The Investment Premium provision in this policy is deleted and replaced by the following:

The investment premium is the scheduled premium for the basic policy less any extra premium for the extra mortality risk and less the premium loading deducted before allocation as shown in Policy Schedule 3. We will allocate the initial investment premium to the separate account on the policy date. We will allocate subsequent investment premiums on the date we receive the corresponding scheduled premiums. We will allocate all investment premiums according to the allocation percentages chosen by the owner. The initial allocation percentages are shown in Policy Schedule 1. The owner has the right to change future allocation percentages. See Owner’s Right to Change Allocation of Future Investment Premiums.

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Cash Value Benefits

The Cash Value Benefits provision in this policy is deleted and replaced by the following:

The owner can stop paying scheduled premiums. If the net cash surrender value is positive the owner may select one of these cash value benefits:

•     Surrender this policy and receive the net cash surrender value; or

•     Continue this policy as variable reduced paid-up insurance without paying further scheduled premiums.

Automatic Election of Cash Value Benefit

If the owner stops paying scheduled premiums without selecting a cash value benefit and the net cash surrender value is positive, we’ll automatically apply the variable reduced paid-up insurance option. We will not do this, however, until 3 months following the due date of the first unpaid scheduled premium.

If you die after the grace period but within 3 months following the due date of the first unpaid scheduled premium and the owner has not elected cash value benefit, we will pay the beneficiary the insurance benefits as described in Proceeds Payable to The Beneficiary.

When a cash value benefit goes into effect, any optional benefit riders attached to this policy will end, unless otherwise stated in the rider.

Variable Reduced Paid-Up Insurance

The Extended Term Insurance Options provision, Fixed Extended Term Insurance provision and Variable Extended Term Insurance provision in this policy are deleted and replaced by the following new provision entitled Variable Reduced Paid-Up Insurance:

Under this option, the total investment base remains in the separate account. Policy values will continue to vary daily with the investment results for this policy. The owner may change the allocation of the total investment base and take policy loans under the provisions of this policy.

The net cash surrender value as of the date the option goes into effect will be used as a net single premium to determine the face amount of the variable reduced paid-up insurance. The mortality table and interest rate used in our computations is shown in Policy Schedule 2.

The death benefit may increase or decrease on any day, but will never be less than the face amount of the variable reduced paid-up insurance. This policy may terminate due to policy debt. See Policy Loans.

The option will go into effect within 7 days after we receive the owner’s request electing the variable reduced paid-up insurance option at our Service Center.

This endorsement is part of the policy to which it’s attached.

“Signature Appears Here” Secretary	“Signature Appears Here” President

MUWRSCP87